UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 18, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(A Publicy Held company)

MINUTES SUMMARIZING THE FISCAL COUNCIL MEETING

HELD ON DECEMBER 12, 2013

Date, time and place: Held on December 12, 2013, at 11:00AM, at the Company’s headquarters at Alameda Santos, 1.357/6th floor, City of São Paulo, State of São Paulo.

Call Notice: The call notice was dismissed, since all of the members of the Fiscal Council were present.

Attendance: All members of the Fiscal Council of the Company in office were present: Messrs. Maurício Aquino Halewicz (Chairman of the Council); Gilsomar Maia; Sergio Mamede Rosa do Nascimento, and Adjarbas Guerra Neto - General Manager for Controllership and Secretary of the Meeting.

Presiding:	Mr. Maurício Aquino Halewicz — Chairman.
Mr. Adjarbas Guerra Neto — Secretary.

Agenda: Analyze the complement to the Appraisal Reports prepared by PricewaterhouseCoopers Independent Auditors and Baker Tilly Brazil - ES Independent Auditors, specialized firms responsible for the valuation of the net worth of Aracruz Celulose S.A. and Mucuri Agroflorestal Ltda., respectively, for the purpose of their merger into the Company, which were rectified and ratified in order to include the description of the individual properties and their enrollments that were part of the net assets of the merged companies.

Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed by the unanimous vote of the members of the Fiscal Council:

(i)      After analyzing the complement of the Appraisal Reports prepared by PricewaterhouseCoopers Independent Auditors and Baker Tilly Brazil - ES Independent Auditors, specialized firms responsible for the valuation of the net worth of Aracruz Celulose S.A. and Mucuri Agroflorestal Ltda., respectively, for the purpose of their merger into the Company, which were rectified and ratified in order to include the description of the individual properties and their enrollments that were part of the net assets of the merged companies, the Fiscal Council opined favorably on the submission of such Appraisal Reports for approval of the Extraordinary General Meeting to be held December 30, 2013.

Closing: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, was approved and signed by all present. Attendance: Maurício Aquino Halewicz (Chairman of the Fiscal Council); Gilsomar Maia; Sergio Mamede Rosa do Nascimento, and Adjarbas Guerra Neto - Secretray.

São Paulo, December 12, 2013.

We hereby certify that this is a true copy of the minutes of the Fiscal Council Meeting held on December 12, 2013 recorded at the proper book

Signatures:

Maurício Aquino Halewicz Chairman	Adjarbas Guerra Neto Secretary

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

Opinion of the Fiscal Council:

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law n. 6,404/76), according to the meeting held on December 12, 2013 in the Company’s headquarter, examined the complement of the Appraisal Reports prepared by PricewaterhouseCoopers Independent Auditors and Baker Tilly Brazil - ES Independent Auditors, specialized firms responsible for the valuation of the net worth of Aracruz Celulose S.A. and Mucuri Agroflorestal Ltda., respectively, for the purpose of their merger into the Company, which were rectified and ratified in order to include the description of the individual properties and their enrollments that were part of the net assets of the merged companies. Based on the analysis carried out, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law 6.40476, to opine favorably on the submission of such Appraisal Reports for approval of the Extraordinary General Meeting to be held December 30, 2013.

São Paulo, December 12, 2013.

Maurício Aquino Halewicz (Chairman)	Gilsomar Maia

Sergio Mamede Rosa do Nascimento

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO